UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CymaBay Therapeutics, Inc.

(Name of Subject Company)

CymaBay Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23257D103

(CUSIP Number of Class of Securities)

Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, California 94560

(510) 293-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Hall

Matthew L. Ploszek

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ii

ITEM 1. SUBJECT COMPANY INFORMATION

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7575 Gateway Blvd., Suite 110, Newark, California 94560. The Company’s telephone number at such address is (510) 293-8800.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (“Shares”). As of the close of business on February 20, 2024, there were (i) 114,811,001 Shares issued and outstanding, (ii) 17,339,540 Shares subject to issuance pursuant to outstanding options to purchase Shares (the “Company Options”), (iii) 461,557 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares (the “Company RSUs”) and (iv) 5,226,628 Shares subject to issuance pursuant to outstanding pre-funded warrants of the Company to purchase Shares (the “Company Warrants”).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

The filing person is the Company, the subject company. The name, business address and business telephone number of the Company are set forth in the section titled “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), for all of the Company’s issued and outstanding Shares, other than any Excluded Shares (as defined below), at a purchase price of $32.50 per Share, net to the seller in cash, without interest (the “Offer Price”) and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 23, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser filed a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 11, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the conditions to the Offer, Purchaser will (and Parent will cause Purchaser to), after the expiration of the Offer (i) irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three business days) pay for such Shares, in each case, in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on March 21, 2024 (the “Expiration Date”), unless Purchaser extends the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

As soon as practicable following (but in any event on the same date as) the Offer Acceptance Time and the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (“DGCL”), without a meeting or vote of the Company’s stockholders, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share, other than any Shares (i) held immediately prior to the Effective Time by the Company (including those held in the Company’s treasury), Parent, Purchaser or any other wholly-owned subsidiary of Parent (the “Excluded Shares”), (ii) irrevocably accepted for purchase pursuant to the Offer (the “Tendered Shares”) and (iii) held by the Company stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), will be converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes (the “Merger Consideration”), and each Excluded Share and Tendered Share will be canceled and no consideration will be delivered in exchange therefor.

At the Offer Acceptance Time, each Company Warrant that is outstanding immediately prior to the Effective Time will automatically be deemed to be exercised in full in a “cashless exercise” pursuant to the warrant agreement to which such Company Warrant is subject. At the Effective Time, holders of Shares issued pursuant to such “cashless exercise” of the Company Warrants in accordance with the applicable warrant agreements and the Merger Agreement shall become entitled to the Merger Consideration as described above in respect of Shares other than the Excluded Shares, the Tendered Shares and any Dissenting Shares.

See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions” below for a discussion of treatment of the Company Options and the Company RSUs.

As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Parent are located at 333 Lakeside Drive, Foster City, California 94404, and their telephone number is (650) 574-3000.

The foregoing summary and description of the Offer and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Information relating to the Offer, including this Schedule 14D-9 and other related documents, will be made available for free at the SEC’s website at www.sec.gov. The Company investors and securityholders may also obtain, free of charge, this Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “Investors & Media” section of the Company’s website at www.cymabay.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Purchaser and their Affiliates

Merger Agreement

On February 11, 2024, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement set forth in Section 11 (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements) of the Offer to Purchase and the description of the terms and conditions of the Offer set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase and the related procedures and withdrawal rights set forth in the Offer to Purchase, in each case, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Company stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been filed with the SEC and is incorporated herein by reference to provide the Company investors and stockholders with information regarding the terms of the Merger Agreement. The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (iii) have been qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iv) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (vi) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the Company investors and stockholders should not rely on such representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.

Confidentiality Agreement

Prior to signing the Merger Agreement, the Company and Parent entered into a mutual non-disclosure agreement, dated as of December 15, 2022 (the “Confidentiality Agreement”), pursuant to which each of the Company and Parent agreed, subject to certain exceptions, to protect the confidentiality of, and restrict the use of, certain confidential information of the other party to be disclosed thereunder in connection with evaluating, discussing, negotiating and possibly entering into a possible business transaction between the Company and Parent. The Company’s and Parent’s obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement and will expire seven years after the date of the Confidentiality Agreement. The Confidentiality Agreement does not include (i) an employee non-solicitation provision or (ii) a standstill provision.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit e(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and the non-employee members of the Company Board may be deemed to have certain interests in the Offer and the other Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in the subsection entitled “—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and non-employee members of the Company Board who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 23, 2024, the executive officers and directors of the Company beneficially owned, in the aggregate, 306,301 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, which are discussed separately in the subsection below entitled “—Effect of the Offer and the Merger on Equity Awards.” If the directors and executive officers were to tender all 306,301 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $9,954,783 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of February 23, 2024 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned(#)(1)	Implied Cash Consideration for Shares ($)
Executive Officers
Sujal Shah	171,301	5,567,283
Charles McWherter	15,000	487,500
Paul Quinlan	—	—
Harish Shantharam	—	—
Klara Dickinson	—	—
Directors
Janet Dorling	—	—
Kurt Von Emster	90,000	2,925,000
Éric Lefebvre	—	—
Caroline Loewy	—	—
Thomas Wiggins	—	—
Robert Wills	30,000	975,000

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable) and Company RSUs held by each individual are excluded.

Effect of the Offer and the Merger on Equity Awards

Pursuant to the Merger Agreement, at the Effective Time, (i) each Company Option that is then outstanding and unexercised, whether or not vested, will automatically be canceled and converted into the right to receive a lump-sum cash payment equal to (a) the excess (if any) of (x) the Offer Price over (y) the exercise price payable per Share under such Company Option, multiplied by (b) the total number of Shares subject to that Company Option immediately prior to the Effective Time, and (ii) each Company RSU that is then outstanding will automatically be canceled and converted into the right to receive a lump-sum cash payment equal to (a) the Offer Price multiplied by (b) the total number of Shares subject to such Company RSU immediately prior to the Effective Time, rounded to the nearest cent. Any Company Option that has an exercise price equal to or greater than the Offer Price will be cancelled for no consideration.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “—Effect of the Offer and the Merger on Equity Awards.”

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the number of Shares underlying the outstanding Company Options and Company RSUs held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) at the Effective Time in respect of such awards, in each case as of February 23, 2024. Solely for purposes of the table below, we have assumed that the Effective Time occurred on February 23, 2024. The table below does not take into account any vesting, exercise or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between February 23, 2024 and the closing of the Transactions. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be canceled without payment of any consideration and have not been included in the table below.

Name	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(1)	Number of Vested Company Options (#)	Value of Vested Company Options ($)(1)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(2)
Executive Officers
Sujal Shah	1,310,615	28,750,441	2,761,485	72,028,609	96,250	3,128,125
Charles McWherter	463,383	10,396,759	1,220,029	32,394,170	31,938	1,037,985
Paul Quinlan	406,942	8,966,813	317,850	7,885,940	28,438	924,235
Harish Shantharam	433,193	9,565,910	1,557	15,028	20,125	654,063
Klara Dickinson	332,240	2,885,931	925,912	24,495,339	21,000	682,500
Directors
Janet Dorling	12,843	123,930	148,168	4,142,136	—	—
Kurt von Emster	12,843	123,930	267,618	7,203,181	—	—
Éric Lefebvre	57,565	1,433,844	96,445	2,687,202	—	—
Caroline Loewy	12,843	123,930	270,617	7,381,291	—	—
Thomas Wiggans	12,843	123,930	173,168	4,838,886	—	—
Robert Wills	12,843	123,930	319,618	8,758,751	—	—

(1)

The estimated value of Company Options equals the aggregate number of Shares underlying such Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Options.

(2)	The estimated value of Company RSUs equals the aggregate number of Shares underlying such Company RSUs multiplied by the Offer Price.

Continuing Employees – Employee Benefit Plans

Parent has agreed that, for a period commencing at the Effective Time and ending no earlier than on the last day of the calendar year in which the closing of the Transactions occurs, Parent shall provide, or cause to be provided, to each individual who is employed by the Company or any of its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such period (a “Continuing Employee”), (i) base salary or base wage rate that is no less favorable than that in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those set forth in the Company’s disclosure schedules to the Merger Agreement and (iii) subject to certain exceptions, other employee benefits (other than severance, incentive compensation, equity compensation, retention or non-recurring payments or benefits, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are no less favorable in the aggregate than those provided in the aggregate (excluding any excluded benefits) to such Continuing Employee by the Company and its subsidiaries immediately prior to the Effective Time.

Parent has also agreed that all Continuing Employees will be eligible to continue to participate in the Company’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the health and welfare benefit plans of the Company immediately prior to the Effective Time); provided that (i) nothing in the Merger Agreement will limit the right of Parent or the Surviving Corporation to amend or terminate, in accordance with its terms, any such health or welfare benefit plan at any time, subject to certain requirements, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan (upon expiration of any appropriate transition period), then the Continuing Employees will be eligible to participate in the Surviving Corporation’s (or an affiliate’s) health and welfare benefit plans. To the extent that service is relevant under any benefit plan of Parent or an affiliate or the Surviving Corporation, then Parent will ensure that such benefit plan (except for the severance, incentive compensation, equity compensation, retention or non-recurring payments or benefits, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans or as would result in any duplication of benefits) will credit Continuing Employees for service prior to the Effective Time with the Company or any of its subsidiaries and their affiliates or their respective predecessors; provided that, if such benefit plan replaces a benefit plan of the Company or any of its subsidiaries that recognized service for the same purpose, such service will be recognized to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company or any of its subsidiaries; provided, further, that, if any Continuing Employee experiences a break in service from the Company on or following the Effective Time, and such Continuing Employee commences employment with Parent or one of its subsidiaries following such break in service, then this provision shall not apply.

To the extent permitted under applicable legal requirements, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Parent will, and will cause the Surviving Corporation, any of its affiliates and any successor thereto, to use commercially reasonable efforts to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived or satisfied under comparable plans of the Company or its subsidiaries, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which the Effective Time occurs under similar plans maintained by the Company or its subsidiaries; provided that, if any continuing employee experiences a break in service from the Company on or following the Effective Time, and such Continuing Employee commences employment with Parent or one of its subsidiaries following such break in service, then this provision shall not apply.

If requested in writing by Parent at least ten days prior to the Offer Acceptance Time, the Company will take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to the Effective Time but contingent on the occurrence of the closing of the Transactions. If the Company terminates the Company’s 401(k) plan in accordance with the preceding sentence, (i) prior to the

Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company’s 401(k) plan or the tax-qualified defined contribution retirement plan designated by Parent to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended, including of loans) in the form of cash, or notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) plan to the Parent’s 401(k) plan and (ii) each Continuing Employee will become a participant in the Parent 401(k) Plan on the closing date (giving effect to the service crediting provisions described above); with no gap in participation in a tax-qualified defined contribution plan.

For each Continuing Employee who is eligible to receive an annual cash bonus, Parent will, and will cause the Surviving Corporation and its subsidiaries to pay to such Continuing Employee a cash amount in respect of such annual bonus for the year in which the closing date occurs in accordance with the Company’s disclosure schedules to the Merger Agreement.

From and after the Effective Time, Parent will, or will cause the Surviving Corporation and their respective subsidiaries to, honor in accordance with their terms all the employee plans as in effect at the Effective Time. For the purposes of the agreements and employee plans set forth in the Company’s disclosure schedules to the Merger Agreement, Parent and the Company acknowledge that the consummation of the Merger constitutes a “change in control”, “change of control” or other term of similar import for purposes of any employee plan that contains a definition of “change in control”, “change of control” or other term of similar import, as applicable.

Executive Officer Offer Letters

Pursuant to the terms of the Company’s offer letters with its executive officers, if his or her employment is terminated (i) by the Company without “Cause” or (ii) due to such executive officer’s resignation for “Good Reason” (each, as defined in the applicable offer letter), in each case, within 12 months following a change in control of the Company, then, he or she is entitled to receive the following severance benefits subject to the timely execution and non-revocation of a general release of claims:

•	continued payment of the executive officer’s base salary for a period of 12 months;

•	continued health benefits for up to 15 months following termination; and

•	a cash incentive payment equal to 125% of his or her target cash incentive.

Upon the closing of the Merger, each executive officer’s equity awards will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “—Effect of the Offer and the Merger on Equity Awards.” Pursuant to the terms of the offer letters, as amended pursuant to the permitted amendments thereto, the Company’s executive officers (including its named executive officers) will each also be entitled to receive a tax make-whole payment in respect of any excise tax imposed on them under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) as well as income and employment taxes arising from the make-whole payment.

For an estimation of the amounts that may be payable to each of the Company’s named executive officers pursuant to his or her offer letter, please see Item 8 under the subsection entitled “—Golden Parachute Compensation.”

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take such steps to cause each employment, compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, the Company’s Amended and Restated Certificate of Incorporation (as amended from time to time, the “Charter”) contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following: (i) any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or (iv) any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Company’s Amended and Restated Bylaws (as amended from time to time, the “Bylaws”) also provide that: (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions; (ii) the Company may indemnify its other employees and agents as set forth in the DGCL; (iii) the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and (iv) the rights conferred in the Bylaws are not exclusive.

The Company has entered into separate indemnification agreements (the “Indemnity Agreements”) with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Charter and the Bylaws and to provide additional procedural protections.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of each of the Company and its subsidiaries under the certificate of incorporation and bylaws (or other organizational documents) of each of the Company and its subsidiaries, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person (as defined below), and Parent will cause the Company and its subsidiaries to perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, pursuant to the certificate of incorporation and bylaws (or other organizational documents) of each of the Company and its subsidiaries, in each case as in effect on the date of the Merger Agreement, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents, in each case as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) Parent, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

Additionally, the Merger Agreement provides that, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Company and its subsidiaries or provide substitute policies for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event will Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by the Company and its subsidiaries prior to the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it will obtain as much comparable insurance as possible for the years within such six year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the closing date, the Company may, and if requested by Parent the Company will use reasonable best efforts to, purchase a “tail” directors’ and officers’ liability insurance policy for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event will the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation will maintain such policies in full force and effect, and continue to honor the obligations thereunder.

The foregoing summary and description of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Charter, the Bylaws and the form of Indemnity Agreement, which, together with applicable amendments thereto, are filed as Exhibits (e)(1), (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) hereto, respectively, and are incorporated herein by reference.

Section 16 Matters

Prior to the consummation of the Offer, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

At a meeting held on February 11, 2024, after careful discussion and consideration, the Company Board unanimously (with the exception of Janet Dorling, who recused herself from the meeting and all Company Board deliberations on the Transactions) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the reasons described below in the section titled “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” the Company Board unanimously (with the exception of Ms. Dorling) recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

On February 12, 2024, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement, a copy of which is attached as Exhibit (a)(5)(A) hereto and incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the Company Board, Parent, the Company’s representatives, Parent’s representatives and other parties. As noted below, at the outset of discussions regarding a transaction between the Company and Parent, the Company Board was aware of director Janet Dorling’s relationship with Parent and requested that Ms. Dorling recuse herself from Company Board matters concerning Parent. Ms. Dorling recused herself from all such matters.

The Company Board, together with the Company’s management and with the assistance of the Company’s outside advisors, periodically reviews the Company’s future growth prospects and long-term plans and considers various strategic and other opportunities available to the Company and other ways to enhance stockholder value, including in light of the regulatory and clinical status of seladelpar, competitive dynamics and industry trends, as well as the Company’s need for funding as it developed seladelpar. These reviews included discussions as to whether the Company should continue to execute on its strategy as a stand-alone company, pursue various partnerships, collaborations or licensing arrangements and seek to strengthen its capital structure.

As part of this process, with the direction of the Company Board, management of the Company, from time to time, engaged in strategic partnering discussions with participants in the biopharmaceutical industry and reported regularly to the Company Board on potential partnering and collaboration opportunities. Other than with respect to the collaboration and license agreement entered into in January 2023 by the Company with Kaken Pharmaceutical Co., Ltd. (“Kaken”) for the development and commercialization in Japan of seladelpar, none of these strategic partnering discussions resulted in any recent transaction with any participant in the biopharmaceutical industry. However, these discussions did provide the Company’s management with insight as to how participants in the biopharmaceutical industry viewed the Company, the market opportunity for seladelpar and possible competition to seladelpar, as well as the level of interest of those participants in liver-focused therapeutics generally.

Over the course of late 2022 and into early 2024, the Company’s management engaged in strategic partnering discussions with approximately twenty-two participants in the biopharmaceuticals industry, including Parent,

Kaken and four other major biopharmaceutical companies referred to as Company A, Company B, Company C and Company D. These discussions primarily focused on strategic partnering and collaboration, including, with respect to Company C, a potential partnership in Europe.

On December 15, 2022, in connection with anticipated discussions at the 41st Annual JP Morgan Healthcare Conference (the “JPM Conference”), the Company entered into a confidentiality agreement with Parent that did not contain a standstill provision. On January 9, 2023, while attending the JPM Conference, representatives of the Company held a meeting with representatives of Parent at which the Company provided an overview of the Company’s seladelpar program and at which the parties discussed certain non-confidential additional information regarding the Company. Following this meeting, representatives of the Company shared certain additional non-confidential information regarding the seladelpar program with representatives of Parent on January 23, 2023. At this time, the parties did not proceed to any further discussions with respect to a potential transaction between the Company and Parent.

On September 7, 2023, the Company announced positive topline results from its RESPONSE phase 3 double-blind, placebo-controlled, global registration study for seladelpar in primary biliary cholangitis (“PBC”), including that the study achieved both the primary and all key secondary endpoints. On September 7, 2023, Devang Bhuva, Parent’s Senior Vice President of Corporate Development, sent an email to Sujal Shah, the President and Chief Executive Officer of the Company, congratulating Mr. Shah on the Company’s top line data and asking to set up a telephone call.

On September 14, 2023, Mr. Bhuva telephoned Mr. Shah and indicated Parent was interested in receiving a confidential management presentation to further understand the seladelpar opportunity in order to help Parent determine its interest in a potential strategic transaction (such telephone call, the “September 2023 Contact”). Mr. Shah told Mr. Bhuva that he would confer with the Company management team and look for a mutually convenient date for a presentation. Promptly thereafter, Mr. Shah informed the Company Board of the September 2023 Contact.

On October 10, 2023, the Company Board held a regularly scheduled Company Board meeting, attended by members of the Company’s management and, for a portion of the meeting, representatives of Lazard Frères & Co. LLC (“Lazard”), which the Company had retained as its financial advisor due to Lazard’s merger and acquisition expertise in the biopharmaceutical space, during which management, Lazard and the Company Board discussed the September 2023 Contact, among other matters, including other development and business strategy issues. The Company Board discussed that the Company would be announcing more extensive results from its RESPONSE phase 3 registration study evaluating seladelpar in mid-November, as well as the expected presentation of phase 3 trial results by a competitor of the Company around the same time. The Company Board and management discussed the state of various other strategic collaboration discussions, and the level of interest of various companies in seladelpar. The Company Board, management and Lazard discussed the likelihood that the Company’s announcements in September 2023 and November 2023 would lead to potential interest in the Company from a number of potential strategic acquirors and why acquirors would look closely at the Company at this time, and the Company Board reviewed preliminary management financial projections for the Company and valuation analyses prepared by Lazard. At this meeting, the Company Board was aware of Ms. Dorling’s relationship with Parent and requested Ms. Dorling to recuse herself and not participate in discussions about Parent. Ms. Dorling then recused herself and exited the meeting while a potential transaction between the Company and Parent was discussed (and thereafter, references to the “Company Board” in this section titled “—Background of the Offer and the Merger”, when used in connection with discussions and deliberations by the Company Board on a potential transaction between the Company and Parent, mean the Company Board with Ms. Dorling recusing herself from, and not participating in, such discussions and deliberations). The Company Board agreed that management should continue to engage in discussions with Parent, including to provide a management presentation to Parent as requested by Mr. Bhuva, and other potential interested companies, particularly leading up to and in connection with the Company’s mid-November announcement. On October 10, 2023, the closing price of the Shares was $14.27 per Share.

On October 20, 2023, the Company’s management provided to representatives of Parent the management presentation that Mr. Bhuva had first requested in the September 2023 Contact. The management presentation focused on preliminary due diligence topics including clinical trial data, regulatory matters and commercial topics. Following the management presentation, Mr. Bhuva telephoned Mr. Shah to thank the Company’s management team for providing the management presentation and noted that certain representatives of Parent would contact representatives of the Company to provide additional follow-up diligence requests.

On October 25, 2023, representatives of Company C held a video conference with a representative of the Company to discuss the seladelpar program. Following this meeting, on October 27, 2023, a representative of Company C sent an email to a representative of the Company expressing Company C’s interest in advancing discussions regarding a strategic transaction. On November 3, 2023, the Company and Company C entered into a confidentiality agreement that did not include a standstill provision.

On October 25, 2023, representatives of Parent contacted representatives of the Company to request access to certain limited due diligence materials, primarily related to regulatory communications. On November 1, 2023, the Company provided Parent with access to such materials.

On November 7, 2023, a representative of the Company met with representatives of Company A who indicated that Company A was interested in learning more about the seladelpar program.

On November 13, 2023, the Company announced additional favorable results from its RESPONSE phase 3 registration study evaluating seladelpar at the American Association for the Study of Liver Diseases meeting. On November 13, 2023, the closing price of the Shares was $16.87 per Share. On November 16, 2023, Mr. Bhuva contacted Mr. Shah to briefly further discuss such results.

On November 17, 2023 representatives of the Company made a management presentation to representatives of Company C focused on regulatory and clinical topics.

On November 20, 2023, Mr. Shah was contacted by Andrew Dickinson, the Chief Financial Officer of Parent, and Mr. Bhuva to discuss a non-binding offer by Parent to acquire 100% of the issued and outstanding Shares at a price of $23.00 per Share in cash (the “November 20 Proposal”). Mr. Shah responded that he believed the November 20 Proposal was inadequate and did not provide a basis upon which the Company would be willing to continue to explore a potential acquisition of the Company or permit Parent to advance to a more extensive phase of due diligence discussions (including by providing Parent with full access to due diligence materials). However, Mr. Shah indicated that he would convey the November 20 Proposal to the Company Board. Following this discussion, Parent confirmed the offer by providing a letter to the Company memorializing the November 20 Proposal. On November 20, 2023, the closing price of the Shares was $18.66 per Share.

On November 20, 2023, the Company Board held a meeting to discuss the November 20 Proposal. Following discussion, the Company Board determined that the value proposed in the November 20 Proposal did not provide a basis upon which the Company Board would be willing to continue to explore with Parent a potential acquisition of the Company or permit Parent to advance to a more extensive phase of due diligence discussions (including by providing Parent with full access to due diligence materials) at this time. The Company Board agreed that the message Mr. Shah had communicated to Parent was appropriate. The Company Board also discussed, among other topics, whether there were other parties that might be interested in exploring a potential strategic transaction that could maximize value for the Company’s stockholders. Mr. Shah reviewed with the Company Board the previous collaboration discussions with various participants in the biopharmaceuticals industry, and, based on those previous discussions, the level of interest of those participants in seladelpar and the Company. The Company Board discussed whether at this time there was a basis for initiating a formal auction process that might lead to transaction with a third party. After an extensive discussion, the Company Board concluded that, in light of the Company’s collaboration discussions and other market factors, and numerous potential negative effects of a widespread auction process on the Company, its employee base and other matters, the Company should not at this time commence a widespread auction process. Instead, the Company Board determined that the Company, along with its outside advisors, should seek to accelerate its discussions with other companies regarding possible collaborations and explore with each of those companies opportunities for strategic transactions that could maximize value for the Company’s stockholders.

On November 20, 2023, following discussions with the Company Board, Mr. Shah contacted Mr. Dickinson and Mr. Bhuva to communicate the Company Board’s feedback on the November 20 Proposal that the value proposed in the November 20 Proposal did not provide a basis upon which the Company Board would be willing to continue to explore a potential acquisition with Parent.

On November 27, 2023, a representative of Company A contacted Mr. Shah and indicated that Company A had been reviewing public information relating to the Company and would be in a position to determine whether to request access to non-public information in the near future.

On December 4, 2023, a representative of Company A informed a representative of Lazard that Company A wished to enter into a confidentiality agreement with the Company.

On December 11, 2023, representatives of the Company provided representatives of Company C with a further management presentation focused on commercial topics.

On December 15, 2023, Mr. Dickinson and Mr. Bhuva contacted Mr. Shah and expressed an interest in exploring in more detail certain commercial and intellectual property matters regarding the seladelpar program and invited Mr. Shah to have dinner with Daniel O’Day, Chairman and Chief Executive Officer of Parent, and Mr. Bhuva in early January 2024 to discuss such topics.

On December 20, 2023, a representative of Company B and Mr. Shah held a video conference. The representative of Company B indicated that Company B was interested in learning more about the Company’s primary biliary cholangitis program and proposed a meeting during the week of January 7, 2024.

On January 4, 2024, Mr. Shah, Mr. O’Day and Mr. Bhuva met over dinner, during which meeting Mr. Bhuva reiterated Parent’s interest in an acquisition of the Company and communicated that there were certain due diligence items that, if resolved satisfactorily, in Parent’s view, would permit Parent to further refine its view on the value it would be willing to propose to acquire the Company. The representatives of the Company and Parent agreed to engage in future due diligence discussions on such topics.

On January 5, 2024, the Company and Company A entered into a confidentiality agreement that did not include a standstill provision.

On January 6, 2024, representatives of the Company met with senior leadership of Company C to discuss the seladelpar program and a potential strategic transaction.

On January 8, 2024, representatives of the Company held a meeting with representatives of Company D during which representatives of Company D expressed an interest in a strategic transaction with the Company.

On January 8, 2024, representatives of the Company held a meeting with representatives of Company A to discuss seladelpar’s market opportunity.

On January 9, 2024, representatives of the Company held a meeting with representatives of Company B to discuss seladelpar’s market opportunity.

On January 11, 2024, the Company and Company B entered into a confidentiality agreement that did not include a standstill provision.

On January 11, 2024, the Company and Company D entered into a confidentiality agreement that did not include a standstill provision. Thereafter, representatives of the Company and representatives of Company D discussed potential dates for representatives of the Company to make a management presentation to representatives of Company D, but a date was not agreed upon.

On January 16, 2024, a representative of Company C informed a representative of the Company that the seladelpar program was not a good fit for Company C’s portfolio at that time and Company C terminated further discussions about a potential strategic transaction.

On January 16, 2024, the Company’s management held a due diligence discussion with representatives of Parent regarding the Company’s IDEAL phase 3 study evaluating seladelpar and its potential impact on treatment guidelines and market expansion.

On January 16, 2024, at the request of Company A, the Company’s management held a management presentation with representatives of Company A to discuss preliminary due diligence topics.

On January 19, 2024, the Company’s management held a due diligence discussion with representatives of Company B regarding the Company’s intellectual property portfolio and topics related to regulatory and patent exclusivity periods.

On January 22, 2024, at the request of Company B, the Company’s management held a management presentation with representatives of Company B to discuss preliminary due diligence topics.

On January 22, 2024, the Company’s management held a due diligence discussion with representatives of Parent, and Parent’s outside intellectual property counsel, regarding the Company’s intellectual property portfolio and topics related to regulatory and patent exclusivity periods.

On January 23, 2024, a representative of the Company had a discussion with representatives of Company D during which such representative of the Company suggested a near-term date for a Company management presentation due to an acceleration of the Company’s discussions with other parties regarding potential strategic transactions, but a date was not agreed upon. Representatives of the Company and representatives of Company D continued to discuss potential dates until, as described below, on February 5, 2024, a representative of Company D communicated to a representative of Lazard that Company D was no longer prioritizing discussions with the Company.

On January 25, 2024, Mr. Shah attended a telephone call with Mr. Dickinson and Mr. Bhuva to discuss a revised offer to acquire the Company. Mr. Dickinson proposed a revised non-binding offer for Parent to acquire 100% of the issued and outstanding Shares of the Company for a price of $31.00 per Share in cash plus a contingent value right (“CVR”) providing additional nominal value of up to $2.50 per Share (the “January 25 Proposal”). Mr. Dickinson also indicated Parent’s desire to enter into a definitive merger agreement within two weeks from receiving access to a full virtual data room and in any event by February 12, 2024. After this telephone call, Parent sent a letter to the Company memorializing the January 25, Proposal. On January 25, 2024, the closing price of the Shares was $22.46 per Share.

On January 26, 2024, at the request of Company A, the Company’s management held a management presentation with representatives of Company A to discuss preliminary due diligence topics focused on the commercial opportunity of seladelpar.

On January 26, 2024, the Company Board held a meeting via videoconference, attended by members of the Company’s management and representatives of Centerview Partners LLC (“Centerview”), which the Company had retained as an additional financial advisor due to Centerview’s merger and acquisition expertise in the biopharmaceutical space, Lazard and Cravath, Swaine & Moore LLP, the Company’s outside legal counsel (“Cravath”), to discuss the January 25 Proposal and other strategic parties that had expressed interest in potentially exploring a strategic transaction with the Company, including Company A and Company B. Representatives of Cravath discussed the fiduciary duties of the Company Board in the context of a potential sale of the Company. During the meeting, among other things, the Company Board discussed whether the January 25 Proposal was subject to any financing contingency, the appropriateness of a CVR in light of the Company’s development strategy and the proposed milestones underlying the CVR. The Company’s management reviewed for the Company Board updated management financial projections for the Company, and the representatives of

Centerview presented to the Company Board preliminary financial analyses on valuation of the Company. The representatives of Centerview and Lazard discussed with the Company Board their views on the likelihood that Parent would be willing to increase the price per Share indicated in the January 25 Proposal in light of Parent’s communication and bidding strategy to date and their experience with Parent in prior transactions. The Company Board discussed the announcement date of February 12, 2024, proposed by Parent and the options for the Company to extend that date. The Company Board also discussed how to engage with Company A and Company B, noting that, at this time, Company A and Company B lagged behind Parent in their respective due diligence reviews of the Company. The Company Board also discussed with management and the representatives of Centerview and Lazard whether any strategic participants other than Company A and Company B might be interested in acquiring the Company at a price in excess of that offered by Parent. The Company Board directed the Company’s management, Centerview and Lazard to engage with Company A and Company B on an accelerated timetable to explore each party’s level of interest in continuing to pursue a strategic transaction with the Company and to assess whether Company A and Company B might, in the near term, be able to put forth an attractive bid to acquire the Company. The Company Board also directed Centerview and Lazard to contact Parent and explore Parent’s willingness to increase its offer, including by increasing the amount of upfront cash consideration in lieu of a CVR.

Later the same day, on January 26, 2024, Mr. Shah informed each of Company A and Company B that the Company had received a credible acquisition proposal from another potential acquiror and that Company A and Company B would need to indicate their level of interest in an acquisition of the Company in the near term in order to remain competitive. On January 28, 2024, both Company A and Company B were granted access to limited additional due diligence materials.

On January 28, 2024, consistent with the Company Board’s instructions, representatives of Centerview and Lazard discussed a potential acquisition of the Company with representatives of Company A. Representatives of Company A indicated that Company A would seek to provide feedback on its interest in submitting a proposal to acquire the Company by the end of the week.

On January 29, 2024, consistent with the Company Board’s instructions, representatives of Centerview discussed with representatives of Parent the January 25 Proposal and, consistent with the Company Board’s instructions, encouraged Parent to increase its offer, including by increasing the amount of upfront cash consideration in lieu of a CVR, and indicated that access to full due diligence materials was not being granted at this time.

On January 29, 2024, consistent with the Company Board’s instructions, representatives of Centerview and Lazard discussed a potential acquisition of the Company with representatives of Company B. Representatives of Company B indicated that Company B was interested in exploring an acquisition of the Company, but that it would need more time to evaluate the Company.

On January 29, 2024, at the request of Company A, the Company’s management held an additional management presentation with representatives of Company A to discuss certain clinical and regulatory topics.

On January 30, 2024, representatives of Centerview attended a telephone call with Mr. Dickinson and Mr. Bhuva to discuss a revised non-binding offer to acquire 100% of the outstanding common stock of the Company for a price of $32.50 per Share in cash, with all such cash consideration payable upfront at closing of the proposed transactions (“January 30 Proposal”), which Parent indicated to be Parent’s “best and final” proposal. After this telephone call, Parent sent a letter to the Company memorializing the January 30 Proposal. The January 30 Proposal indicated Parent’s desire to receive full access to a virtual data room by the morning of February 1, 2024, and to sign a definitive merger agreement no later than February 11, 2024. With the January 30 Proposal, Parent sent a draft of the Merger Agreement to the Company, which proposed, among other things, that (i) the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) a fiduciary termination fee equal to 4.0% of the Company’s equity value would become payable under certain circumstances and (iii) Parent would be required to use a certain specified level of effort to resolve antitrust issues.

On January 31, 2024, the Company’s management held a due diligence discussion with representatives of Company A regarding the Company’s intellectual property portfolio and topics related to regulatory and patent exclusivity periods.

On January 31, 2024, consistent with the direction provided by the Company Board at its meeting on January 26, 2024, representatives of Centerview and Lazard discussed with a member of Company A’s senior management Company A’s interest in submitting a proposal to acquire the Company. Company A reiterated its interest in an acquisition of the Company and indicated that Company A expected to work swiftly to provide substantive feedback by early in the week of February 5, 2024.

On January 31, 2024, the Company Board held a meeting via videoconference, attended by members of the Company’s management and representatives of Centerview, Lazard and Cravath, to discuss the January 30 Proposal and the feedback from the discussions with Parent, Company A and Company B. Among other things, the Company Board discussed the consideration and timeline proposed by Parent, the status of Parent’s preliminary due diligence review of the Company, the potential risks and benefits of proceeding to engage further with Parent at a time when Company B and Company A continued to lag behind in their preliminary due diligence review of the Company, the Company’s general preparedness for advancing to a more in-depth phase of due diligence review with Parent and the likelihood that Company B and Company A would or would not submit proposals to acquire the Company in the near future. The Company Board also noted there had been no further inquiry or response from Company D. Representatives of Cravath reminded the Company Board of their fiduciary duties in the context of evaluating the January 30 Proposal and engaging with potential counterparties. The Company Board discussed Parent’s proposed timeline. The representatives of Centerview and Lazard explained the rationale for the timeline from Parent’s perspective and indicated that, in their view, Parent would not be willing to accept any significant delay in that timeline. Following discussion, the Company Board determined that the Company, together with its financial advisors, should test Parent’s willingness to increase its offer to $33.00 per Share before communicating any acceptance of the $32.50 per Share offer, but that the Company should also provide Parent and its advisors access to further due diligence materials via the virtual data room and proceed with negotiating a definitive merger agreement with Parent so as to not lose the opportunity for the Company to transact with Parent at the offer price and on the timetable requested by Parent. The Company Board directed Centerview and Lazard to communicate this message to Parent. The Company Board also directed Cravath to engage with Parent’s legal advisors to begin negotiations of a definitive merger agreement on the basis of the draft of the Merger Agreement provided by Parent with the January 30 Proposal. Finally, the Company Board instructed management, Centerview and Lazard to continue to engage with Company A and Company B to determine their interest in an acquisition of the Company. The representatives of Centerview and Lazard in attendance then exited the meeting. Thereafter, representatives of Cravath reviewed for the Company Board the status of negotiations with each of Centerview and Lazard regarding the financial advisors’ respective engagements with the Company, and the Company Board discussed the proposed fee arrangement and other key terms of such engagements and how such fees and other terms compared to market practice. The Company Board authorized management and Cravath to proceed with negotiating and finalizing engagement letters with each of Centerview and Lazard.

On January 31, 2024, consistent with the Company Board’s instructions and at the direction of the Company Board, representatives of Centerview and Lazard discussed with representatives of Parent the January 30 Proposal and indicated to Parent that the Company Board requested a final offer of $33.00 per Share, but informed Parent that the Company was willing to proceed with facilitating Parent’s continued due diligence review of the Company and simultaneously working towards negotiating a mutually acceptable definitive merger agreement. Representatives of Parent noted that Parent was not willing to increase its offer price to $33.00 per Share and that $32.50 per Share was Parent’s “best and final” proposal, as explained in the January 30 Proposal.

On February 1, 2024, the Company provided members of Parent’s management and advisors, including Parent’s counsel, Davis Polk & Wardwell LLP (“Davis Polk”), with full access to a virtual data room, which contained non-public due diligence materials related to the Company.

From February 1, 2024, until February 11, 2024, Parent continued its due diligence review of the Company, which included questions posed and answered via the virtual data room as well as presentations and discussions with members of the Company’s management covering commercial, manufacturing, corporate, clinical development, intellectual property and regulatory topics related to the Company, among other matters.

On February 2, 2024, a representative of Company B informed Mr. Shah that Company B would not submit a proposal for an acquisition of the Company at the current time, citing valuation considerations.

On February 4, 2024, representatives of Cravath sent a revised draft of the Merger Agreement to representatives of Davis Polk, which, among other things, (i) accepted the transaction structure of a cash tender offer followed by a second step merger proposed by Parent in its initial draft of the Merger Agreement, (ii) reflected the Company’s positions with respect to interim operating covenants and deal protection provisions, including the level of effort required from Parent to resolve anti-trust issues and the proposed conditionality of the Offer upon the Company having complied in all material respects with certain “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals, and (iii) decreased the proposed fiduciary termination fee payable by the Company from 4.0% to 2.5% of the Company’s equity value.

On February 5, 2024, representatives of Company A communicated to Mr. Shah that Company A would not submit a proposal for an acquisition of the Company at the current time, citing valuation considerations.

On February 5, 2024, a representative of Company D communicated to a representative of Lazard that Company D was no longer prioritizing discussions with the Company regarding a potential strategic transaction, citing valuation considerations.

On February 6, 2024, representatives of Davis Polk met by video conference with representatives of Cravath to discuss and negotiate the revised draft of the Merger Agreement circulated by Cravath on February 4, 2024 and representatives of Davis Polk communicated to representatives of Cravath Parent’s positions with respect to certain issues raised by such revised draft, including on deal protection provisions, the offer conditions and the provisions concerning the level of effort required by Parent to resolve antitrust issues.

On February 8, 2024, representatives of Davis Polk delivered a revised draft of the Merger Agreement to representatives of Cravath, which reflected the matters discussed between Davis Polk and Cravath on February 6, 2024 with respect to, among other things, the level of effort required from Parent to resolve anti-trust issues, conditionality of the Offer upon the Company’s compliance in all material respects with the “no-shop” restrictions and other deal protection provisions as well as interim operating covenants. The revised draft of the Merger Agreement delivered by representatives of Davis Polk also reduced the fiduciary termination fee payable by the Company from 4.0% of the Company’s equity value in Parent’s initial draft of the Merger Agreement to 3.75% of the Company’s equity value.

On February 9, 2024, Mr. Shah and Mr. Bhuva discussed the January 30 Proposal, the status of Parent’s due diligence review of the Company and a prospective timeline for potentially signing a definitive merger agreement on February 11, 2024, and issuing a joint press release announcing the execution of the Merger Agreement shortly before the stock market opening on the following business day, February 12, 2024. Mr. Shah requested an improved proposal at $33.00 per Share, to which Mr. Bhuva stated that the price per Share of $32.50 was Parent’s “best and final” proposal, as explained in the January 30 Proposal. After the telephone call, (i) Mr. Bhuva contacted a representative of Lazard via telephone to inform Lazard of such request made by Mr. Shah and the rejection communicated by Mr. Bhuva, and (ii) Mr. Dickinson, Parent’s Chief Financial Officer, contacted a representative of Centerview via telephone to inform Centerview of the same.

Later the same day, on February 9, 2024, the Company Board held a meeting via videoconference, attended by members of the Company’s management and representatives of Centerview, Lazard and Cravath, to discuss updates on negotiations with Parent, remaining material open points in the draft Merger Agreement as well as the developments regarding Company A, Company B and Company D. Mr. Shah reported on his discussions with Mr. Bhuva and that neither Company A nor Company B would submit a proposal to acquire the Company, citing valuation concerns. Harish Shantharam, Chief Financial Officer of the Company, then reviewed for the Company Board updated management financial projections (as described in the section titled “Item 4. The Solicitation and Recommendation—Certain Financial Projections”). Following discussion, the Company Board approved the financial projections and directed Centerview and Lazard to use the projections in connection with the rendering of their fairness opinions to the Company Board and performing their related financial analyses. Representatives of Centerview and Lazard led the Company Board in a discussion on their preliminary financial analyses. Representatives of Cravath discussed the remaining key open points in the draft Merger Agreement, including the level of effort required from Parent to resolve antitrust issues and other deal protection provisions. The Company Board, together with the Company’s management, considered the risks and benefits in engaging in a potential sale transaction with Parent at the current time as compared to the other available strategic alternatives, including remaining as a standalone company. The Company Board and management discussed, among other matters, the preliminary financial analyses of Centerview and Lazard, the likely stockholder reaction to the combination, the absence of interest from Company A, Company B and Company D in an acquisition of the Company at this time, the benefit to the Company’s stockholders of de-risking the commercialization of seladelpar, including the building and development by the Company of internal sales, marketing and distribution capabilities and risks associated with third party suppliers for manufacturing of seladelpar, as well as the therapeutic benefits to patients of a combination with a larger company like Parent. Following discussion, the Company Board directed Cravath and the Company’s management to negotiate final terms on the remaining open points in the draft Merger Agreement. The independent members of the Company Board then met in an executive session, where representatives of Cravath reviewed for the independent members of the Company Board the interests of the Company’s executive officers and directors in the Offer and the Merger. See the section titled “Item 3—Arrangements with Current Executive Officers and Directors of the Company.”

On February 9, 2024, the Company and Centerview executed Centerview’s engagement letter, and on February 10, 2024, the Company and Lazard executed Lazard’s engagement letter.

In early February 2024, the U.K. Medicines and Healthcare products Regulatory Agency accepted for filing the application of the Company for approval of seladelpar for treatment of PBC, including pruritus. Also, in early February 2024, the Company submitted a similar application for the approval of seladelpar for the treatment of PBC, including pruritus, with the European Medicines Agency.

Throughout the day on February 10, 2024, and on February 11, 2024, representatives of Cravath and Davis Polk exchanged revised drafts of the Merger Agreement and met via telephone and videoconference to negotiate the then-remaining open terms of the draft Merger Agreement. As part of this resolution, among other things, the parties agreed that (i) the fiduciary termination fee payable by the Company would be equal to $151,600,000, or approximately 3.5% of the Company’s equity value, and (ii) the Offer would be conditional upon the absence of a willful and material breach by the Company of the “no-shop” restrictions.

On February 11, 2024, representatives of Parent informed representatives of Centerview and Lazard that the transaction committee of the board of directors of Parent had approved the Transactions.

Later the same day, on February 11, 2024, the Company Board held a meeting via videoconference, attended by members of the Company’s management and representatives of Centerview, Lazard and Cravath, to consider approval of the proposed Merger Agreement with Parent and the Transactions. Representatives of Cravath reviewed the Company Board’s fiduciary duties and the key terms of the Merger Agreement. Each of Centerview and Lazard reviewed with the Company Board their financial analyses of the Offer Price of $32.50 per Share, and rendered to the Company Board their oral opinions, which were confirmed by delivery of written opinions dated February 11, 2024, each to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, as of the date of such opinion, the Offer Price of $32.50 per Share to be paid to holders of Shares (other than Excluded Shares, Tendered Shares or Dissenting Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders. For a detailed discussion of the opinions of Centerview and Lazard, please see below in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions.” The Company Board considered various reasons to approve the Merger Agreement and the Transactions, including certain countervailing factors. For a description of the various reasons and factors considered by the Company Board, please see below in the section titled “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.” After this discussion, the members of the Compensation Committee of the Company Board present discussed and approved proposed resolutions of the Compensation Committee regarding the treatment of certain compensation-related matters in connection with the Merger Agreement and Transactions (as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates”). After discussions with its financial and legal advisors and members of the Company’s management, and in light of the reasons and factors considered, the Company Board unanimously (with the exception of Ms. Dorling) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

After the Company Board meeting, on February 11, 2024, the Merger Agreement was executed by Parent, Purchaser and the Company. Shortly before the stock market opening on the following business day, February 12, 2024, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation

In evaluating the proposed Merger Agreement and the Transactions, the Company Board (which term, whenever used in this section titled “—Reasons for the Recommendation”, excludes Ms. Dorling, who recused herself from and did not participate in any discussions or deliberations of the Company Board on the Transactions) consulted with the Company’s management, as well as Centerview, Lazard and Cravath. In the course of making the determination that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement, the Company Board reviewed, evaluated and considered a significant amount of information and numerous factors, including the following material factors and benefits of the Offer and the Merger:

•

Attractive Value at an Opportune Time to Transact. In the judgment of the Company Board, the Offer Price, taking into account the business, operations, prospectus, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the all-cash consideration, is more favorable to the Company’s stockholders than the risk-adjusted value expected from the alternative of the Company continuing to operate independently and pursuing its business and financial plans on a standalone basis. In this context, the Company Board considered:

•

the oral opinions of Centerview and Lazard rendered to the Company Board on February 11, 2024, subsequently confirmed by delivery of written opinions dated such date that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, as of the date of such opinions, the Offer Price to be paid to holders of Shares (other than Excluded Shares, Tendered Shares or

Dissenting Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders (as more fully described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinions”). The written opinions of Centerview and Lazard, dated February 11, 2024, have been included as Annex A and Annex B, respectively, to this Schedule 14D-9 and are incorporated herein by reference;

•

the Company Board’s belief that, based on discussions with its financial advisors and management, the timing of entering into the Merger Agreement is in the best interests of the Company and its stockholders because the Company would be able to transact (i) at a time when the regulatory and clinical status of seladelpar was sufficiently de-risked that potential buyers would be willing to pay a full price to acquire the Company and (ii) before the Company would need to invest substantial capital into building out its own commercial and marketing capabilities and incur the risks of market acceptance and the impact of competing products;

•

the then-current market valuation of the Shares, including the market valuation of the Shares relative to those of other participants in the Company’s industry, and premiums paid in selected precedent transactions, including that the premium represented by the Offer Price, while substantial, was not large compared to the median premium obtained in selected precedent transactions; and

•

the fact that the Offer Price represents a premium of: (i) approximately 27% to the closing price of $25.69 per Share on February 9, 2024, the last full trading day prior to the announcement of the Offer and the Merger; (ii) approximately 37% to the 30-day trading period volume weighted average price (“VWAP”) of $23.78 per Share; and (iii) approximately 27% to the 52-week high closing price of $25.69 per Share.

•

Best Strategic Alternative for Maximizing Stockholder Value. Based on a thorough review of the possible strategic alternatives to the Transactions, including the possibility of continuing to operate the Company as a standalone company (as more fully described below) and exploring additional licensing and collaboration opportunities, the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives, and discussions with the Company’s management and financial and legal advisors, the Company Board believed that, as of the date of the Merger Agreement, the Offer Price represented the highest price per Share reasonably obtainable by the Company under the circumstances. In particular, the Company Board considered:

•

the fact that (i) the Company conducted a robust process, which was directed by the Company Board and conducted with the assistance of the Company’s management, Centerview and Lazard, over a sustained period of time involving discussions with a number of strategic counterparties and that enabled the Company to identify potential acquirers of the Company taking into account the expected interest of parties in seladelpar, their financial capability to consummate a transaction of this size and their ability to move quickly and efficiently in a process, (ii) none of these parties, other than Parent, had expressed or sustained initially indicated interest in a strategic transaction such as the Offer and the Merger and (iii) Company A, Company B and Company D had cited valuation considerations for their unwillingness to submit a proposal to acquire the Company (as more fully described in the section titled “Item 4. The Solicitation and Recommendation—Background of the Offer and the Merger”);

•

the fact that, during the course of negotiations with Parent (as more fully described in the section titled “Item 4. The Solicitation and Recommendation—Background of the Offer and the Merger”), Parent increased its initial offer from $23.00 per Share on November 20, 2023, to $31.00 per Share upfront, plus a CVR providing up to an additional nominal value of $2.50 per Share, on January 25, 2024, and then, ultimately, to $32.50 per Share on January 30, 2024;

•

the fact that Parent characterized its proposal of $32.50 per Share as its “best and final” offer and that Parent reiterated that its proposal of $32.50 per Share was its “best and final” offer in response to requests from representatives of the Company to increase its offer price to $33.00 per

Share, as more fully described in the section titled “Item 4. The Solicitation and Recommendation—Background of the Offer and the Merger”;

•

the Company Board’s belief that (i) $32.50 per Share was in fact Parent’s “best and final” offer and (ii) there was substantial risk of losing Parent’s final offer of $32.50 per Share if the Company continued to pursue a higher price and if the parties were unable to reach agreement on the timeline specified in Parent’s January 30 Proposal or delayed the process to continue discussions with the other potential counterparties; and

•

the fact that the termination by the Company Board of the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer would be subject to payment of a termination fee of $151,600,000, implying a price barrier for potential alternative acquirors of approximately $1.15 per Share and that even if an unsolicited offer were made in excess of such price barrier, its likelihood of consummation would need to be considered in the Company Board’s evaluation of whether such unsolicited offer constituted a superior offer.

•	Likelihood and Speed of Consummation. The Company Board considered the likelihood of consummation of the Transactions, and the timeliness of such consummation, including:

•	Parent’s size and financial strength, including its ability to fund the Offer Price with cash on hand;

•	Parent’s business reputation and capabilities, including Parent’s track record of successfully consummating merger and acquisition transactions;

•

the limited nature of the conditions to Parent’s obligations to consummate the Offer and the Merger, including (i) the absence of any financing condition in the Merger Agreement, (ii) the limited number of required regulatory approvals (and the likelihood of obtaining such approvals) and (iii) that “Material Adverse Effect” is defined in the Merger Agreement to exclude certain regulatory, clinical or manufacturing events relating to the Company’s product candidates or any product of any competitor of the Company, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 of the Offer to Purchase;

•

the fact that the consummation of the Offer is conditioned on meeting the Minimum Condition (as defined in the section titled “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of the Company;

•

the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before the Company’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval; and

•

the potential for closing in a relatively short time frame could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption (as more fully described below).

•

Product Development and Commercialization Risks. The Company Board considered the Company’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in the Company’s business, including:

•

the fact that the Company has not commercialized a product to date, that the Company is dependent on the regulatory approval and commercial success of seladelpar, its single product candidate, and that seladelpar has not yet been approved for marketing by the U.S. Federal and Drug Administration (“FDA”) or by any similar non-U.S. regulatory body;

•	the significant risks and challenges associated with commercializing seladelpar, including product development and pre-commercial operations, reimbursement, the costs associated with successfully scaling commercial operations within the United States and globally and, even if successfully developed and approved, the risk that the Company is unable to generate adequate product revenue or achieve profitability;

•	the significant risks of market acceptance of seladelpar and the impact of competing products on seladelpar;

•

the fact that (i) the Company may require substantial additional capital to fund building and developing a sales, marketing and distribution capability in anticipation of obtaining marketing approval of seladelpar globally and its other ongoing operations, and (ii) any additional funding through future debt and equity financing or additional collaborations or strategic partnerships could be highly dilutive to the Company’s existing stockholders and such financing and additional collaborations or strategic partnership opportunities might only be available on unfavorable terms or might not be available at all;

•

the risk of the Company being able to successfully enter into, and monetize its assets through, license, collaboration or co-promotion agreements or partnerships with industry members with comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships, and in this context the Company Board noted the challenges of finding and managing collaboration partners to assist in the roll-out of seladelpar in Europe; and

•	the risks relating to supply chain disruptions or other manufacturing delays that could materially delay or prevent the Company from producing sufficient quantities of seladelpar.

In addition to the foregoing product development and commercialization risks, the Company Board considered the therapeutic benefits to patients of a combination with a larger company like Parent, including Parent’s significant resources, commitment to research and development, track record of successfully commercializing other drug candidates (including in particular liver therapies), ability to potentially bring seladelpar to market in a shorter time period, explore more indications for seladelpar and, if approved, provide seladelpar to larger and more geographically dispersed patient populations.

•

Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals and other terms and conditions of the Merger Agreement, including:

•	the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•

the ability of the Company Board under the Merger Agreement to withdraw or change its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior offer or an intervening event;

•

the provision in the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $151,600,000, or approximately 3.5% of the Company’s equity value, which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the likelihood that a fee of such size would not be a meaningful deterrent to alternative acquisition proposals; and

•

the provision in the Merger Agreement requiring Parent to, under certain circumstances and subject to certain limitations, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

•

End Date. The Company Board considered the termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, may terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

The Company Board also considered a variety of risks and other potentially adverse factors and other potentially negative reasons related to entering into the Merger Agreement in determining whether to approve the Merger Agreement and the Transactions, including:

•

the fact that the Offer Price would not allow the Company’s stockholders to participate in the possible growth and potential future earnings of the Company following the consummation of the Transactions, including potential positive outcomes in seladelpar and potential other future product candidates of the Company, which could result if the Company remained an independent, publicly traded company;

•

the effect of the restrictions in the Merger Agreement and the pendency of the Transactions on the Company’s ability to engage with vendors, distributors and other parties, including to attract, hire and retain its employees and potential employees, to build out its commercial and marketing capabilities and other operations for the anticipated roll-out of seladelpar in a timely manner and take any other action the Company would otherwise take with respect to its operations absent the pending Transactions;

•	the risk of litigation related to the Transactions that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto;

•

the interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, which interests may be different from or in addition to those of the Company’s stockholders, generally (as more fully described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” above); and

•	other risks of the type and nature as further described in the section titled “Item 8. Additional Information—Forward Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Company Board unanimously (with the exception of Ms. Dorling) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement

The foregoing discussion of the Company Board’s reasons for its recommendation that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Certain Financial Projections

The Company does not, as a matter of course, regularly prepare long-term projections or publicly disclose long-term forecasts or internal projections as to future performance or results of operations, including future earnings, or other results, due to, among other things, the inherent unpredictability of the underlying assumptions, estimates and projections.

However, in connection with the Company Board’s review and evaluation of the Offer and the Merger and other strategic alternatives available to the Company, the Company’s management, at the direction of the Company Board, prepared certain risk-adjusted, non-public, unaudited prospective financial information for fiscal years 2024 through 2042 of the Company on a standalone basis (as summarized below), reflecting the best currently available estimates and judgments of the Company’s management on a risk-adjusted basis (the “Projections”). The Projections were provided to the Company Board for purposes of considering, analyzing and evaluating the Offer and the Merger. In addition, the Projections were provided to each of Centerview and Lazard to use in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analyses, as described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion.” The Projections were the only financial projections with respect to the Company used by each of Centerview and Lazard in performing its financial analyses, and were not provided to Parent or any other potential counterparties.

Cautionary Statements

The summary of the Projections is included in this Schedule 14D-9 solely to provide the Company’s stockholders access to certain financial information that was made available to the Company Board, Centerview and Lazard, and is not being included in this Schedule 14D-9 to influence the decision of any stockholder of the Company regarding whether to tender Shares in the Offer or for any other purpose. The Projections may differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the proposed transaction.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Important factors that may affect actual results or that may result in the Projections not being achieved include, but are not limited to: (i) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (ii) regulatory approvals and related timelines; (iii) market acceptance of seladelpar; (iv) the Company’s development of seladelpar for different indications; (v) the availability of third-party reimbursement; (vi) the impact of competitive products and pricing; (vii) the effect of regulatory actions; (viii) the availability of partnering arrangements on favorable terms or at all; (ix) the effect of global economic conditions; (x) conditions in the financing markets and access to sufficient capital; (xi) changes in applicable laws, rules and regulations; (xii) accuracy of certain accounting assumptions; (xiii) changes in actual or projected cash flow; (xiv) the ability to generate revenue for seladelpar; (xv) patent life and other exclusivity; and (xvi) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, as well as under “Item 8. Additional Information—Forward-Looking Statements.” In

addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of drug candidates by a clinical-stage company is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance that the Company will obtain or maintain any of the regulatory approvals necessary for the commercialization of seladelpar, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than seladelpar. Since the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the Company’s product, business or results of operations.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants. In addition, no independent registered public accounting firm or any other independent accountant provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm or independent accountant has audited, reviewed, compiled, examined or otherwise performed any procedures with respect to the Projections or expressed any opinion or any form of assurance with respect thereto.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. None of the Company, its affiliates, officers, directors, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections. None of the Company or any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation or warranty to any of the Company’s stockholders or other person regarding the information included in the Projections or the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the potential timing and approval of commercial launch of seladelpar, the effectiveness or marketability of seladelpar, or the overall future performance of the Company. The Projections also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The Projections were prepared assuming the Company’s continued operation as a standalone, publicly traded company, without giving effect to the Offer or the Merger, any changes to the Company’s operations or strategy that may be implemented following consummation of the Offer and the Merger, any costs incurred in connection with the Offer or the Merger, any potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Company’s management believed the assumptions used in the preparation of the Projections to be reasonable at the time they were made, including, but not limited to, assumptions relating to the probability of technical success and regulatory approval, epidemiology, achieving sales for seladelpar, timing of completion of clinical studies and commercial launch, sales ramp, market size and prevalence, diagnosis rates, market share, the decisions of third-party partners, the likelihood of receiving milestones and royalties from potential partnership arrangements, the effect of global economic conditions, the availability of third-party reimbursement, competition, pricing, expected cash burn rate, market exclusivity, reimbursement, research and development expenses, selling, general and administrative expenses, effective tax rate and utilization of net operating losses, ability to raise future capital and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

Certain of the measures included in the Projections, including EBIT (as described below) and unlevered free cash flow, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and may not be comparable with similar titles used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income or as a measure of operating performance, cash flow or liquidity.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Centerview or Lazard for purposes of their financial analyses as described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion” or by the Company Board in connection with its consideration of the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Projections.

None of the Company or any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any information contained in the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

Projections (Risk-Adjusted)

(Amounts in Millions)

Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue	$71	$170	$310	$644	$1,078	$1,382	$1,528	$1,710	$1,956	$2,128	$2,286
Gross Profit	$62	$146	$179	$550	$933	$1,196	$1,320	$1,500	$1,715	$1,865	$2,003
R&D Expense	$(108)	$(92)	$(78)	$(69)	$(70)	$(53)	$(47)	$(44)	$(43)	$(44)	$(44)
Total SG&A	$(122)	$(124)	$(123)	$(154)	$(192)	$(255)	$(328)	$(344)	$(360)	$(377)	$(395)
EBIT(1)	$(168)	$(69)	$(22)	$327	$671	$888	$944	$1,112	$1,311	$1,444	$1,563
NOPAT(2)	$(168)	$(69)	$(22)	$315	$590	$666	$708	$834	$983	$1,083	$1,173

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E
Total Net Revenue	$2,399	$2,509	$2,601	$1,868	$830	$102	$49	$37
Gross Profit	$2,344	$2,452	$2,541	$1,826	$814	$100	$48	$36
R&D Expense	$(45)	$(48)	$(49)	$(15)	$(7)	$(1)	$(0)	$(0)
Total SG&A	$(414)	$(434)	$(455)	$(321)	$(127)	$(19)	$(10)	$(7)
EBIT(1)	$1,885	$1,970	$2,038	$1,490	$680	$80	$38	$28
NOPAT(2)	$1,414	$1,477	$1,528	$1,117	$510	$60	$28	$21

(1)	“EBIT” refers to the Company’s gross profit, less research and development expense and selling, general and administrative expense.
(2)	“NOPAT” refers to the Company’s net operating profit after tax.

The following is a summary of the unlevered free cash flow for the periods presented, which were calculated based on the Projections and other projected financial information provided by the Company’s management, as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less change in net working capital.

Unlevered Free Cash Flow (Risk-Adjusted)

(Amount in Millions)

Fiscal Year Ending December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Unlevered Free Cash Flow(1)	$(168)	$(81)	$(54)	$203	$448	$624	$681	$808	$950	$1,062	$1,153

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E
Unlevered Free Cash Flow(1)	$1,395	$1,462	$1,515	$1,227	$666	$138	$36	$23

(1)

“Unlevered Free Cash Flow” refers to the Company’s EBIT, less tax expense, less capital expenditures, plus depreciation and amortization, less change in net working capital. Calculation assumes a tax rate of 25%. Excludes the benefit of net operating loss carry forwards and other tax attributes of the Company, which were valued separately.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue reliance on the Projections.

Financial Analyses and Opinion

Opinion of Centerview Partners LLC

The Company retained Centerview as financial advisor to the Company Board in connection with the Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares, Tendered Shares and any Dissenting Shares). On February 11, 2024, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 11, 2024 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares, Tendered Shares and any Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated February 11, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis (which are referred to in this summary of Centerview’s opinion as the “Projections,” (as described in the section titled “Item 4. The Solicitation and Recommendation—Certain Financial Projections”) and that are collectively referred to in this summary of Centerview’s opinion as the “Internal Data”).

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated February 11, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 9, 2024 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information of the Company to corresponding financial information for certain clinically de-risked or early commercial launch publicly traded biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to the Company (which companies are referred to as the “selected companies” in this summary of the Company’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of February 9, 2024, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2027 (“EV/2027E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2027E Revenue Trading Multiple of 4.7x.

The companies reviewed and the EV/2027E Revenue Trading Multiples of the selected companies were as follows:

Selected Company	EV/2027E Revenue Trading Multiple
Ascendis Pharma A/S	3.9x
Apellis Pharmaceuticals, Inc.	5.0x
Crinetics Pharmaceuticals, Inc.	6.6x
Cytokinetics, Inc.	6.8x
Krystal Biotech, Inc.	3.8x
Madrigal Pharmaceuticals, Inc.	2.3x
Rhythm Pharmaceuticals, Inc.	4.3x
Soleno Therapeutics, Inc.	6.4x

Median	4.7x

Although none of the selected companies is directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are clinically de-risked or early commercial launch publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2027E Revenue Trading Multiples of 3.75x to 6.50x to apply to the Company’s estimated calendar year 2027 revenue as set forth in the Projections. In selecting this reference range of EV/2027E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2027E Revenue Trading Multiples to the Company’s estimated calendar year 2027 revenue of $644 million, as set forth in the Projections, and adding to it the Company’s estimated net cash of $416 million as of December 31, 2023, as set forth in the Internal Data, and dividing by the number of fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money Company Options, Company Warrants and Company RSUs) as of February 9, 2024, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $21.60 to $34.50, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $32.50 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving clinically de-risked or early commercial launch biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue four years following the applicable selected transaction announcement (“TV/4-Year Forward Revenue Multiple”).

The selected transactions and the TV/4-Year Forward Revenue Multiples of the selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	TV/4-Year Forward Revenue
07/28/23	Reata Pharmaceuticals, Inc.	Biogen Inc.	6.2x
04/30/23	IVERIC bio, Inc.	Astellas Pharma Inc.	7.8x
03/13/23	Provention Bio, Inc.	Sanofi SA	4.9x
08/08/22	Global Blood Therapeutics, Inc.	Pfizer Inc.	5.9x
08/04/22	ChemoCentryx, Inc.	Amgen Inc.	4.7x
01/19/22	Zogenix, Inc.*	UCB S.A.	2.6x
09/08/21	Kadmon Holdings, Inc.	Sanofi SA	5.4x
02/03/21	GW Pharmaceuticals plc	Jazz Pharmaceuticals Plc	4.9x
02/01/21	Viela Bio, Inc.	Horizon Therapeutics Plc	8.3x
Median			5.4x

*	Denotes transactions involving contingent payments.

Although none of the selected transactions is directly comparable to the Transactions, these selected transactions were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 4.50x – 7.50x. In selecting this range of TV/4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Applying this reference range of TV/4-Year Forward Revenue Multiples to the Company’s estimated four-year forward revenue of $644 million, as set forth in the Projections, and adding to it the Company’s estimated net cash of $315 million as of December 31, 2023 (which amount is the Company’s estimated net cash of $416 million as of December 31, 2023, adjusted for change of control payments under the Company’s financing agreement with an affiliate of Abingworth LLP (“Abingworth”) payable in connection with the Transactions), as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money Company Options, Company Warrants and Company RSUs), as of February 9, 2024 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $24.40 to $38.45, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $32.50 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2023 using discount rates ranging from 11.5% to 13.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2024 and ending on December 31, 2042, utilized by Centerview based on the Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 50% year over year, and (iii) tax savings from usage of the Company’s estimated federal net operating losses of $365 million as of December 31, 2023 and future losses and (b) adding to the foregoing results (i) the Company’s estimated net cash of $416 million as of December 31, 2023 and (ii) the impact of an assumed equity raise in 2024, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money Company Options, Company Warrants and Company RSUs) as of February 9, 2024, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $27.75 to $32.15, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $32.50 per Share to be paid to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended February 9, 2024, which reflected low and high stock closing prices for the Company during such period of $7.47 to $25.69 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of February 9, 2024, which indicated low and high stock price targets for the Company ranging from $20.00 to $36.00 per Share.

•

Precedent Premium Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price (excluding contingent payments) in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The median premium observed was 66%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50% to 100% to the Company’s closing stock price on February 9, 2024 (the last trading day before the public announcement of the Transactions) of $25.69 per Share, which resulted in an implied price range of approximately $38.55 to $51.40 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. See the section titled “—Reasons for the Recommendation.” Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer Price or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. See the section titled “—Recommendation of the Company Board.” Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $44 million, $2.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $42 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Lazard Frères & Co.

The Company retained Lazard as its financial advisor in connection with the Offer and the Merger. In connection with Lazard’s engagement, the Company requested that Lazard evaluate the fairness, from a financial point of view, to holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares). On February 11, 2024, at a meeting of the Company Board, Lazard rendered to the Company Board its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated February 11, 2024, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated February 11, 2024, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex B and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of Lazard’s written opinion. You are encouraged to read Lazard’s opinion and the summary contained in this proxy statement carefully and in their entirety.

Lazard’s engagement and its opinion were for the benefit of the Company Board (in its capacity as such) and Lazard’s opinion was rendered to the Company Board in connection with its evaluation of the Offer and the Merger and addressed only the fairness, as of the date of the opinion, from a financial point of view, to the holders of Shares (other than Excluded Shares, Tendered Shares or any Dissenting Shares) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard’s opinion was not intended to, and did not, constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating thereto.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•	reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company;

•	held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of the Shares; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, Lazard assumed, with the consent of the Company, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard noted that volatility in the credit, commodities and financial markets may have an effect on the Company or the Transactions and Lazard did not express an opinion as to the effects of such volatility on the Company or the Transactions. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Transactions. Although, to Lazard’s understanding, the Company had discussions with a number of potential buyers, in connection with Lazard’s engagement, Lazard was only authorized to solicit indications of interest from two third parties regarding a potential transaction with the Company. In addition, Lazard’s opinion did not address the relative merits of the Transactions as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transactions.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Transactions would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transactions would not have an adverse effect on the Company or the Transactions. Lazard did not express any opinion as to any tax or other consequences that might result from the Transactions, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified in the opinion) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Transactions. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors, or employees of any parties to the Transactions, or class of such persons, relative to the Offer Price or otherwise.

Summary of Lazard Financial Analyses

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The summary of Lazard’s financial analyses and reviews provided below is not a complete description of the financial analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Selecting portions of the financial analyses described below, without considering the financial analyses described below as a whole, could create an incomplete view of the financial analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of its financial analyses and did not attribute any particular weight to any factor or financial analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its financial analyses. For purposes of its financial analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s financial analyses and reviewed as a comparison is identical to the Company, or the Offer and the Merger, and an evaluation of the results of those financial analyses and reviews is not entirely mathematical. Rather, the financial analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s financial analyses and reviews. The estimates contained in Lazard’s financial analyses and reviews and the ranges of values resulting from any particular financial analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s financial analyses and reviews. In addition, financial analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s financial analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s financial analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s financial analyses and reviews. Considering the data in the tables below without considering the full narrative description of the financial analyses and reviews, including the methodologies and assumptions underlying the financial analyses and reviews, could create a misleading or incomplete view of Lazard’s financial analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 9, 2024, the last trading day before the date of Lazard’s opinion, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Using the Projections, which are summarized in the section entitled “Item 4. The Solicitation and Recommendation—Certain Financial Projections,” Lazard performed a discounted cash flow analysis of the Company.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

For purposes of this analysis, Lazard calculated a range of enterprise values for the Company by discounting to present value, utilizing discount rates ranging from 11.5% to 13.5%, chosen by Lazard based upon its analysis of the weighted average cost of capital of the Company (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain financial metrics, including capital structure, betas for a comparable group of companies and market risk) and using the mid-year convention, (i) the estimated probability-adjusted, after-tax unlevered free cash flows to be generated by the Company from January 1, 2024 through the end of 2042; (ii) a range of terminal values for the Company; and (iii) tax savings from usage of the Company’s estimated federal net operating losses of $365 million as of December 31, 2023 and future losses.

The terminal values were derived by applying a negative terminal growth rate range of (75.0%) to (25.0%) to the estimated unlevered free cash flow to be generated by the Company. The negative perpetuity growth rates were estimated by Lazard based on its professional judgment and experience, taking into account the Projections.

Lazard then added to the range of enterprise values the Company’s estimated net cash of $416 million as of December 31, 2023 to derive a range of total equity values for the Company. Lazard then calculated a range of implied equity values per Share by dividing such total equity values of the Company by the number of fully diluted Shares (determined using the treasury stock method), as calculated based on information provided by the Company with respect to dilutive securities outstanding as of February 9, 2024. The results of this analysis implied an equity value per share range of $28.00 to $32.65, rounded to the nearest $0.05.

Selected Public Companies Analysis

Using public filings and data sources, Lazard reviewed and analyzed certain financial information, valuation multiple and market trading data related to selected public biopharmaceutical companies (referred to in this section as the “selected companies”), the operations of which Lazard believed, based on its experience with companies in the biopharmaceutical industry and its professional judgment, to be generally relevant for purposes of this analysis. Lazard compared such information for the selected companies to the corresponding information for the Company.

The selected companies for this analysis were as follows:

•	Madrigal Pharmaceuticals, Inc.

•	Blueprint Medicines Corporation

•	Ultragenyx Pharmaceutical Inc.

•	Amicus Therapeutics, Inc.

•	Rhythm Pharmaceuticals, Inc.

•	Krystal Biotech, Inc.

•	Soleno Therapeutics, Inc.

Lazard selected the companies above because, among other things, the selected companies operate businesses similar in certain respects to the business of the Company. However, none of the selected companies is directly comparable to the Company and certain of these companies may have characteristics that are materially different from those of the Company. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values of each company are also relevant.

For each of the selected companies, Lazard reviewed and compared, among other things, the enterprise value of the selected company (calculated as the market capitalization, taking into account in-the-money options and other equity awards and convertible securities, plus the book value of debt, and preferred equity, less cash and cash equivalents, short term investments and long term investments, plus book value of minority interests) as of February 9, 2024, as a multiple of such selected company’s estimated probability-adjusted revenue for 2027 (referred to in this section as “EV/2027E Adj. Revenue”). Financial data for the selected companies were based on FactSet Research Systems and the companies’ public filings. The results of this analysis are summarized in the following table:

Selected Company	EV/2027E Adj. Revenue
Madrigal Pharmaceuticals, Inc.	2.3x
Blueprint Medicines Corporation	4.3x
Ultragenyx Pharmaceutical Inc.	3.1x
Amicus Therapeutics, Inc.	3.8x
Rhythm Pharmaceuticals, Inc.	4.3x
Krystal Biotech, Inc.	3.8x
Soleno Therapeutics, Inc.	6.4x

25th Percentile	3.4x
Median	3.8x
Mean	4.0x
75th Percentile	4.3x

Based on its experience and professional judgment, after taking into account, among other things, such observed multiples, Lazard selected and applied a range of EV/2027E Adj. Revenue multiples of 3.4x to 4.3x to the Company’s estimated probability-adjusted revenue of $644 million for calendar year 2027, based on the Projections, and added to it the Company’s estimated net cash of $315 million as of December 31, 2023 (which amount is the Company’s estimated net cash of $416 million as of December 31, 2023, adjusted for change of control payments under the Company’s financing agreement with an affiliate of Abingworth payable in connection with the Transactions), based on information provided by the Company, and divided by the number of fully diluted outstanding Shares (determined using the treasury stock method), as calculated based on information provided by the Company with respect to dilutive securities outstanding as of February 9, 2024. This analysis indicated an equity value reference range per share of $19.30 to $23.50, rounded to the nearest $0.05.

Selected Precedent Transactions Analysis

Using public filings and other publicly available information, Lazard reviewed and analyzed selected precedent transactions involving biopharmaceutical companies that Lazard viewed as generally relevant in evaluating the Offer and the Merger. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offer and the Merger.

Specifically, Lazard reviewed twelve merger and acquisition transactions in the biopharmaceutical industry announced since January 2019, that Lazard believed, based on its experience and its professional judgment, to be generally relevant for the purpose of this analysis.

None of the target companies in the selected transactions is directly comparable to the Company and none of the selected transactions is directly comparable to the Offer and the Merger, and certain of these selected transactions and target companies may have characteristics that are materially different from those of the Offer and the Merger and the Company. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the transaction and that qualitative judgments concerning differences between the terms of the Offer and the Merger and the business, financial and operating characteristics and prospects of the Company and the selected transactions and target companies that could affect the transaction multiples and transaction values of each selected transaction and target company are also relevant.

Lazard examined the selected transactions with respect to the upfront consideration (calculated as equity value plus net debt), as a multiple of such target company’s estimated four-year forward probability-adjusted revenue following the announcement (referred to in this section as “TV/FY+4 Revenue”), as reflected in publicly available consensus estimates at the time of the transaction announcement. The financial data for the selected transactions and target companies were based on FactSet Research Systems, public filings and other publicly available information. The results of this analysis are summarized in the following table:

Date Announced	Target	Acquiror	TV/FY+4 Revenue
07/28/23	Reata Pharmaceuticals, Inc.	Biogen Inc.	6.2x
04/30/23	IVERIC bio, Inc.	Astellas Pharma Inc.	7.8x
03/13/23	Provention Bio, Inc.	Sanofi SA	4.9x
01/09/23	Albireo Pharma, Inc.	Ipsen S.A.	1.7x
08/08/22	Global Blood Therapeutics, Inc.	Pfizer Inc.	5.9x
08/04/22	ChemoCentryx, Inc.	Amgen Inc.	4.7x
01/19/22	Zogenix, Inc.	UCB S.A.	2.6x
09/08/21	Kadmon Holdings, Inc.	Sanofi SA	5.4x
02/03/21	GW Pharmaceuticals plc	Jazz Pharmaceuticals Plc	4.9x
02/01/21	Viela Bio, Inc.	Horizon Therapeutics Plc	8.3x
09/30/19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	3.0x
02/25/19	Clementia Pharmaceuticals Inc.	Ipsen S.A.	4.5x

25th Percentile			4.1x
Median			4.9x
Mean			5.0x
75th Percentile			6.0x

Based on its professional judgment after taking into account, among other things, such observed multiples for each of the selected transactions, Lazard selected a TV/FY+4 Revenue multiple reference range of 4.1x to 6.0x and applied this multiple reference range to the Company’s estimated probability-adjusted revenue of $644 million for calendar year 2027, based on the Projections, and added to it the Company’s estimated net cash of $315 million as of December 31, 2023 (which amount is the Company’s estimated net cash of $416 million as of December 31, 2023, adjusted for change of control payments under the Company’s financing agreement with an affiliate of Abingworth payable in connection with the Transactions), based on information provided by the Company, and divided by the number of fully diluted outstanding Shares (determined using the treasury stock method), as calculated based on information provided by the Company with respect to dilutive securities outstanding as of February 9, 2024. The results of this analysis implied an equity value per share range of $22.75 to $31.25, rounded to the nearest $0.05.

Other Analyses

The analyses and data described below were presented to the Company Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Premia Paid Analysis

Using information from public filings and other publicly available information, Lazard analyzed the premia paid for selected acquisitions of public companies in the biopharmaceutical industry by strategic buyers with upfront consideration (calculated as equity value plus net debt) implied for the target company in the transaction between $1 billion and $10 billion since January 1, 2021. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per share consideration in each transaction exceeded the target company’s (i) closing share price on the last trading day upon which shares of the target company traded on an unaffected basis and (ii) 52-week high share price based on closing prices.

Based on its professional judgment and experience, Lazard then (i) applied the 25th percentile and 75th percentile of the 1-day unaffected per share price premia for the selected companies of approximately 59% and 100%, respectively, to the 1-day unaffected price per Share to calculate an implied equity value per share range of $40.80 to $51.45, rounded to the nearest $0.05, and (ii) applied the 25th percentile and 75th percentile of the 52-week high closing premia for the selected companies of approximately 13% and 52%, respectively, to the 52-week high closing price of the Shares to calculate an implied equity value per share range of $29.05 to $39.05, rounded to the nearest $0.05

Research Analyst Price Targets

Lazard reviewed selected equity research analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $20.00 per share to $36.00 per share, with a median of $28.00 per share.

52-Week High/Low Trading Prices

Lazard reviewed the range of trading prices of the Shares for the 52 weeks ended on February 9, 2024. Lazard observed that, during such period, the closing prices of the Shares ranged from $7.45 per share to $25.70 per share, in each case rounded to the nearest $0.05.

Miscellaneous

The Company has agreed to pay Lazard an estimated transaction fee of approximately $30 million based on information available on February 12, 2024, the date of announcement of the Offer and the Merger, payable upon the consummation of the Offer and the Merger, of which $2.0 million became payable upon delivery of the fairness opinion.

In addition, the Company has agreed to reimburse Lazard for reasonable out-of-pocket expenses incurred in connection with Lazard’s engagement, including reasonable fees of counsel, and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for corporate and other purposes. Lazard has in the past provided banking services to the Company and Parent for which Lazard has received compensation, and is currently engaged in discussions with Parent on matters unrelated to the Company and may in the future be engaged by Parent. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to the Company after considering Lazard’s qualifications, independence, expertise, international reputation, knowledge of the biopharmaceutical industry and experience acting as financial advisor in connection with similar partnership and strategic transactions.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Company Board in connection with, the provision of its opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares, Tendered Shares cancelled for no consideration or Dissenting Shares) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

Lazard’s opinion was one of many factors considered by the Company Board, as discussed further in the sections titled “— Recommendation of the Company Board” and “—Reasons for the Recommendation.”

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, the directors and executive officers of the Company intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained Centerview and Lazard to act as its financial advisors in connection with the Offer and the Merger, and, in connection with such engagement, Centerview and Lazard delivered their respective opinions and are entitled to be paid the fees, in each case, described in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion,” which opinions are filed as Annex A and Annex B hereto, respectively, and are incorporated herein by reference.

Information pertaining to the retention of Centerview and Lazard set forth in the section titled “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the grant of Company Options or Company RSUs in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share (1)
Janet Dorling	February 12, 2024	Exercise of Company Options	6,000	$4.63
Janet Dorling	February 12, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	6,000	$31.97
Charles McWherter	January 19, 2024	Exercise of Company Options	2,250	$1.06
Charles McWherter	January 19, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	2,250	$23.67
Charles McWherter	January 19, 2024	Exercise of Company Options	2,778	$1.72
Charles McWherter	January 19, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	2,778	$23.66
Charles McWherter	January 19, 2024	Exercise of Company Options	1,916	$1.82
Charles McWherter	January 19, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	1,916	$23.66
Charles McWherter	January 19, 2024	Exercise of Company Options	8,334	$10.00
Charles McWherter	January 19, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	8,334	$23.68
Charles McWherter	January 19, 2024	Exercise of Company Options	3,125	$11.69
Charles McWherter	January 19, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	3,125	$23.68
Daniel Menold	January 16, 2024	Exercise of Company Options	10,000	$4.05
Daniel Menold	January 16, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	10,000	$23.58
Paul Quinlan	January 16, 2024	Exercise of Company Options	5,000	$2.94
Paul Quinlan	January 16, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	5,000	$23.58
Janet Dorling	January 10, 2024	Exercise of Company Options	6,000	$4.63
Janet Dorling	January 10, 2024	Sale of Shares resulting from exercise of Company Option pursuant to Rule 10b5-1 trading plan	6,000	$23.86

(1)	Price per Share with respect sales pursuant to a Rule 10b5-1 trading plan reflect weighted average prices, rounded to the nearest cent, for multiple transactions completed under such plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaging in any negotiations in response to the

Offer that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

The Company has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Company will not, among other things, solicit alternative acquisition proposals. In addition, the Company has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal.

Except as set forth in this Schedule 14D-9 (together with the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, Company Board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in this Item  7.

ITEM 8. ADDITIONAL INFORMATION

Conditions to Offer

The information set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurred on February 23, 2024; (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or upon a resignation for Good Reason, entitling the named executive officer to receive severance payments and benefits under his offer letter; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of February 23, 2024; and (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s qualifying termination of employment as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the merger as being payable on a “single trigger” basis.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Pro-rata Bonus ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Sujal Shah	1,128,750	31,878,566	26,000	57,098	5,052,084	38,142,498
Charles McWherter	834,531	11,434,744	26,000	35,461	1,883,210	14,213,946
Paul Quinlan	677,250	9,891,048	26,000	26,646	1,465,169	12,086,113

(1)

Amounts represent the aggregate dollar value of cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without Cause or due to a resignation for Good Reason within 12 months following a change in control of the Company as described in the subsection entitled “—Executive Officer Offer Letters” above and constitute “double trigger” benefits.

(2)

Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to cash amounts as described in the section entitled “—Effect of the Offer and the Merger on Equity Awards” above and constitute “single trigger” benefits.

The following table shows the number and estimated value of the unvested Company Options and unvested Company RSUs held by the named executive officers:

Named Executive Officer	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(A)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(B)	Total Value of Unvested Equity Awards ($)
Sujal Shah	1,310,615	28,750,441	96,250	3,128,125	31,878,566
Charles McWherter	468,383	10,396,759	31,938	1,037,985	11,434,744
Paul Quinlan	406,942	8,966,813	28,438	924,235	9,891,048

(A)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the Company Options.

(B)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price.

(3)

Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a qualifying termination and elects such coverage for the maximum amount of time permitted and constitute “double trigger” benefits. For a description of this continuation coverage, please see the subsection entitled “—Executive Officer Offer Letters” above.

(4)

Amounts represent the estimated value of pro rata target annual cash bonuses that would be payable upon a termination of employment by the Company without Cause or due to a resignation for Good Reason as of February 23, 2024 and constitute “double trigger” benefits.

(5)

Pursuant to the terms of the offer letters, as amended by the permitted amendments to the offer letters with each of the Company’s named executive officers, if an excise tax is imposed under Section 4999 of the Code as a result of any compensation or benefits provided to such named executive officer in connection with the Merger that qualify as “excess parachute payments” under Section 280G of the Code, each named executive officer will be entitled to a make-whole payment in an amount equal to such excise tax and any taxes on such make-whole payment.

Stockholder Approval of the Merger Not Required

The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation.

Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the

DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to the Company’s stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Any stockholder of the Company who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation that is publicly traded or held of record by more than 2,000 stockholders from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder.

Neither Parent nor Purchaser has, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, persons who do not wish to accept the Merger Consideration are entitled to seek appraisal of their Shares under Section 262 of the DGCL and, if all procedures described in Section 262 of the DGCL are strictly complied with, to receive payment in cash for the fair value of their Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” of your Shares as determined by the Delaware Court of Chancery may be more or less than, or the same as, the Merger Consideration that you are otherwise entitled to receive under the Merger Agreement. These rights are known as “appraisal rights.”

THIS SCHEDULE 14D-9 SERVES AS A NOTICE OF SUCH APPRAISAL RIGHTS PURSUANT TO SECTION 262 OF THE DGCL.

Persons who exercise appraisal rights under Section 262 of the DGCL will not receive the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. They will receive an amount determined to be the “fair value” of their Shares following petition to, and an appraisal by, the Delaware Court of Chancery. Persons considering seeking appraisal should recognize that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.

A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL and any amendments thereto after the date of this Schedule 14D-9. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons seek to exercise their appraisal rights under Section 262 of the DGCL. Failure to comply timely and properly with the requirements of Section 262 of the DGCL will result in the loss of a person’s appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration under the Merger Agreement.

A holder of record or beneficial owner of Shares who (a) continuously holds such Shares immediately prior to the Effective Time, (b) does not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraws such Shares before the Offer Acceptance Time), (c) strictly complies with the procedures under Section 262 of the DGCL, (d) does not thereafter withdraw his, her or its demand for appraisal of such shares and (e) in the case of a beneficial owner, a person who (i) reasonably identifies in his, her or its demand the holder of record of the shares for which the demand is made, (ii) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List (as defined below), will be entitled to receive the fair value of his, her or its Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262 of the DGCL, given that the Merger will be effected pursuant to Section 251(h) of the DGCL, the Company must, either before or within 10 days after the Effective Time, notify its stockholders that appraisal rights will be available, and such notice must include a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. Such notice may, and, if given on or after the Effective Time, must, include the Effective Time. If such notice does not include the Effective Time, the Company must send a second notice to all such stockholders before or within 10 days after the Effective Time notifying them of the Effective Time; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days after the date of giving the first notice, such second notice need only be sent to each stockholder entitled to appraisal rights who has demanded appraisal of his, her or its Shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 constitutes the Company’s notice to its stockholders that appraisal rights are available in connection with the Merger, in compliance with the requirements of Section 262 of the DGCL.

If you elect to demand appraisal of your Shares, you must satisfy each of the following conditions: you must deliver to the Company a written demand for appraisal of your Shares within the later of the consummation of the Offer and 20 days after the date of giving such notice, which demand must reasonably inform the Company of the identity of the holder of record of the Shares for which you have demanded appraisal (provided that a demand may be delivered to the Company by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice), and, for beneficial owners only, such demand must be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and must provide an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List; you must not tender your Shares in the Offer (or, if tendered, you must properly and subsequently withdraw your acceptance before the Offer Acceptance Time); you must hold your Shares continuously through the Effective Time; and you must strictly comply with the other applicable requirements of Section 262 of the DGCL.

A stockholder of the Company who elects to exercise appraisal rights must mail his, her or its written demand for appraisal to the following address:

CymaBay Therapeutics, Inc.

7601 Dumbarton Circle

Fremont, CA 94555

Attention: Paul Quinlan, General Counsel

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Matthew L. Ploszek

A record holder who holds Shares as a nominee for others, such as a broker, fiduciary, depositary or other nominee, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

At any time within 60 days after the Effective Time, any person who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the Merger Consideration specified by the Merger Agreement for that person’s Shares by delivering to the Company a written withdrawal of the demand for appraisal.

Within 120 days after the Effective Time, but not thereafter, the Company and any person who has properly and timely demanded appraisal and otherwise complied with Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Company in the case of a petition filed by a person, demanding a determination of the fair value of the Shares held by all persons that have demanded appraisal. There is not present intent on the part of the Company to file an appraisal petition and persons seeking to exercise appraisal rights should assume that the Company will not file such a petition or initiate any negotiations with respect to the fair value of Shares. Accordingly, persons who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If, within 120 days after the Effective Time, no petition has been filed as provided above, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.

In addition, within 120 days after the Effective Time, any person who has theretofore complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares (other than Excluded Shares) that were the subject of and were not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal were received by the Company and the aggregate number of holders of such Shares. Such statement must be given within 10 days after the written request therefor has been received by the Company or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

Upon the filing of a petition by a person, service of a copy of such petition will be made upon the Company and the Company will be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal of their Shares and with whom the Company has not reached agreements as to the value of such Shares (the “Chancery List”). The Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Company and to all such persons set forth on the Chancery List.

If a petition for an appraisal is timely filed by a person, at the hearing on such petition, the Delaware Court of Chancery will determine which persons have complied with Section 262 of the DGCL and have become entitled to appraisal rights provided thereby. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1,000,000.

Upon application by the Company or any person entitled to participate in the appraisal proceedings, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Chancery List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL.

Where proceedings are not dismissed, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceedings the Delaware Court of Chancery will determine the fair value of Shares taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue after such payment only on the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid by the Company as part of the pre-judgment payment to the person.

When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled to receive the same.

Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, the Company does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of the relevant Shares is less than the Merger Consideration.

In determining “fair value”, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the

DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting person’s exclusive remedy.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each person is responsible for his, her or its attorneys’ and expert witness fees, although, upon application of a person whose name appears on the Chancery List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ and expert witness fees, be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any person who has duly demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to the holder of record at a date prior to the Effective Time.

No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application to the Delaware Court of Chancery made under Section 262(j) of the DGCL; provided, however, that this provision will not affect the right of any person who has not commenced an appraisal proceeding or joined such a proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.

To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262 of the DGCL, on the other hand, Section 262 of the DGCL will govern.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than ten business days from the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the waiting period at any point. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, under the HSR Act, neither the Company’s failure to make its filing nor failure to comply with its own Second Request will change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). Before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Before or after the completion of the Offer and the Merger, states may also bring legal action under federal and state antitrust laws and consumer protection laws under certain circumstances. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Forward-Looking Statements

This Schedule 14D-9 filing contains “forward-looking statements.” These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Offer, the Merger and other related matters, prospective performance and opportunities, post-closing operations and the outlook for the businesses of the Company and Parent, including, without limitation, the ability of Parent to advance the Company’s product pipeline and successfully commercialize seladelpar; the possibility of unfavorable results from clinical trials; regulatory applications and related timelines; and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Offer or the Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2022 and any subsequent Form 10-Qs. Any forward-looking statements set forth in this Schedule 14D-9 filing speak only as of the date of this Schedule 14D-9 filing. The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.

Where You Can Find Additional Information

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, the Company’s Current Reports on Form 8-K filed from time to time with the SEC and other public filings of the Company made from time to time with the SEC.

ITEM 9. EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of February 23, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Gilead Sciences, Inc. and Pacific Merger Sub, Inc., filed February 23, 2024 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement, published February 23, 2024 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release of CymaBay Therapeutics, Inc. and Gilead Sciences, Inc., dated February 12, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by CymaBay Therapeutics, Inc. on February 12, 2024).

(a)(5)(B)	Email message to CymaBay Therapeutics, Inc. employees from Sujal Shah, President and Chief Executive Officer of CymaBay Therapeutics, Inc., dated February 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by CymaBay Therapeutics, Inc. on February 12, 2024).

(a)(5)(C)	Social media post of CymaBay Therapeutics, Inc., dated February 12, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by CymaBay Therapeutics, Inc. on February 12, 2024).

(a)(5)(D)	Tweet posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Gilead Sciences, Inc. and Pacific Merger Sub, Inc. filed with the SEC on February 12, 2024).

(a)(5)(E)	LinkedIn announcement posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Gilead Sciences, Inc. and Pacific Merger Sub, Inc. filed with the SEC on February 12, 2024).

(a)(5)(F)	Investor Relations email sent by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Gilead Sciences, Inc. and Pacific Merger Sub, Inc. filed with the SEC on February 12, 2024).

(a)(5)(G)	Email message to CymaBay Therapeutics, Inc. employees from Gilead Sciences, Inc., dated February 14, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by CymaBay Therapeutics, Inc. on February 14, 2024).

(a)(5)(H)	Email message to CymaBay Therapeutics, Inc. employees from Sujal Shah, President and Chief Executive Officer of CymaBay Therapeutics, Inc., dated February 16, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by CymaBay Therapeutics, Inc. on February 16, 2024).

(a)(5)(E)*	Centerview Partners LLC Opinion Letter to the Company Board of Directors of CymaBay Therapeutics, Inc., dated February 11, 2024 (included as Annex A to this Schedule 14D-9).

(a)(5)(F)*	Lazard Frères & Co. Opinion Letter to the Company Board of Directors of CymaBay Therapeutics, Inc. dated February 11, 2024 (included as Annex B to this Schedule 14D-9).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of February 11, 2024, by and among CymaBay Therapeutics, Inc., Gilead Sciences, Inc. and Pacific Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by CymaBay Therapeutics, Inc. on February 12, 2024).

(e)(2)*	Mutual Non-Disclosure Agreement, dated as of December 15, 2022, by and between CymaBay Therapeutics, Inc. and Gilead Sciences, Inc.

(e)(3)	Amended and Restated Certificate of Incorporation of CymaBay Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Amendment No. 2 to the Form 10 filed with the SEC by CymaBay Therapeutics, Inc. on October 17, 2013).

(e)(4)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of CymaBay Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by CymaBay Therapeutics, Inc. on June 26, 2020, 2024).

(e)(5)	Amended and Restated Bylaws of CymaBay Therapeutics, Inc. (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to the Form 10 filed with the SEC by CymaBay Therapeutics, Inc. on October 17, 2013).

(e)(6)	Amendment to the Amended and Restated Bylaws of CymaBay Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by CymaBay Therapeutics, Inc. on February 12, 2024).

(e)(7)	Form of CymaBay Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed with the SEC by CymaBay Therapeutics, Inc. on March 15, 2018).

(e)(8)	CymaBay Therapeutic, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by CymaBay Therapeutics, Inc. on June 6, 2018).

(e)(9)	CymaBay Therapeutic, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by CymaBay Therapeutics, Inc. on June 23, 2023).

(e)(10)	Form of Stock Option Grant Notice and Stock Option Agreement under the CymaBay Therapeutic Inc.’s 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to Amendment No. 2 on Form 10 filed with the SEC by CymaBay Therapeutics, Inc. on October 17, 2013).

(e)(11)	Form of Stock Option Grant Notice and Stock Option Agreement under the CymaBay Therapeutic Inc.’s 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the SEC by CymaBay Therapeutics, Inc. on June 23, 2023).

(e)(12)*	Form of RSU Agreement under CymaBay Therapeutic, Inc.’s 2023 Equity Incentive Plan.

(e)(13)	Offer Letter, dated as of September 4, 2018, by and between CymaBay and Klara Dickinson (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed with the SEC by CymaBay Therapeutics, Inc. on February 28, 2019).

(e)(14)	Offer Letter, dated as of November 21, 2013, by and between CymaBay and Charles A. McWherter (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed with the SEC by CymaBay Therapeutics, Inc. on March 31, 2014).

(e)(15)	Offer Letter, dated as of August 27, 2020, by and between CymaBay and Paul Quinlan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the SEC by CymaBay Therapeutics, Inc. on March 25, 2021).

Exhibit No.	Description

(e)(16)	Offer Letter, dated as of December 6, 2013, by and between CymaBay and Sujal Shah (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed with the SEC by CymaBay Therapeutics, Inc. on March 31, 2014).

(e)(17)	Offer Letter, dated as of April 27, 2023, by and between CymaBay and Harish Shantharam (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by CymaBay Therapeutics, Inc. on May 9, 2023).

(e)(18)*	Form of Offer Letter Amendment.

*	Filed herewith.

Annex A – Centerview Partners LLC Opinion Letter

Annex B – Lazard Frères & Co. Opinion Letter

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CymaBay Therapeutics, Inc.

By:	/s/ Paul Quinlan
Name: Paul Quinlan Title: General Counsel

Dated: February 23, 2024

Annex A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 February 11, 2024

The Board of Directors

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, CA 94560

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), of the $32.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, proposed to be entered into, dated as of February 11, 2024 (the “Agreement”) by and among Gilead Sciences, Inc., a Delaware corporation (“Parent”), Pacific Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $32.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) any Shares owned immediately prior to the Effective Time (as defined in the Agreement) by the Company (including those held in the Company’s treasury), any Shares owned both as of the Offer Commencement Date (as defined in the Agreement) and immediately prior to the Effective Time by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent and any Shares irrevocably accepted for purchase pursuant to the Tender Offer and cancelled for no consideration pursuant to Section 2.05(a)(iii) of the Agreement and (ii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares owned by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $32.50 per Share in cash, without interest, (the $32.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK ● LONDON ● PARIS ● SAN FRANCISCO ● MENLO PARK

The Board of Directors

CymaBay Therapeutics, Inc.

February 11, 2024

and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

CymaBay Therapeutics, Inc.

February 11, 2024

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex B

February 11, 2024

The Board of Directors

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, CA 94560

Dear Members of the Board:

We understand that CymaBay Therapeutics, Inc., a Delaware corporation (“Company”), Gilead Sciences, Inc., a Delaware corporation (“Parent”), and Pacific Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger, dated as of February 11, 2024, (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement:

•

Parent will cause Purchaser to commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), other than shares of Company Common Stock to be canceled pursuant to Sections 2.05(a)(i) and 2.05(a)(ii) of the Agreement, for $32.50 per share (the “Offer Price”) in cash, without interest, on the terms and subject to the conditions set forth in the Agreement; and

•

as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive the Offer Price, other than (i) shares of Company Common Stock to be canceled pursuant to Sections 2.05(a)(i), 2.05(a)(ii) and 2.05(a)(iii) of the Agreement and (ii) shares of Company Common Stock held by holders who are entitled to and have properly exercised and perfected their respective demands for appraisal of such shares (the “Dissenting Shares”), on the terms and subject to the conditions set forth in the Agreement.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Shares to be canceled pursuant to Sections 2.05(a)(i), 2.05(a)(ii) and 2.05(a)(iii) of the Agreement and any Dissenting Shares, as applicable) of the Offer Price to be paid to such holders in the Offer and the Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of the Company Common Stock; and

The Board of Directors

CymaBay Therapeutics, Inc.

February 11, 2024

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We have relied, with the consent of the Company, on the assessments of the Company as to the validity of, and risks associated with, the product candidates of the Company (including, without limitation, the timing and probability of successful development, testing and marketing of such product candidates and approval thereof by appropriate governmental authorities). We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We note that volatility in the credit, commodities and financial markets may have an effect on the Company or the Transaction and we are not expressing an opinion as to the effects of such volatility on the Company or the Transaction. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. Although we understand that the Company has had discussions with a number of potential buyers, in connection with our engagement, we have only been authorized to solicit indications of interest from two third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Offer Price or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We have in the past provided banking services to the Company and Parent for which we have received compensation, and are currently engaged in discussions with Parent on matters unrelated to the Company and may in the future be engaged by Parent. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the

The Board of Directors

CymaBay Therapeutics, Inc.

February 11, 2024

accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be paid to holders of Company Common Stock (other than Shares to be canceled pursuant to Sections 2.05(a)(i), 2.05(a)(ii) and 2.05(a)(iii) of the Agreement and any Dissenting Shares, as applicable) in the Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Michael Kingston
Michael Kingston
Managing Director